SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File Number 1-3560

P. H. GLATFELTER COMPANY
401(K) SAVINGS PLAN
(Full title of the plan)

P. H. GLATFELTER COMPANY
96 South George Street, Suite 500
York, PA 17401
(Name of the issuer of the securities
held pursuant to the plan and the
address of its principal executive office)

P. H. Glatfelter Company 401(k) Savings Plan

Financial Statements for the Years Ended December 31, 2001, 2000 and 1999 and Independent Auditors' Report

P. H. GLATFELTER COMPANY 401(k) SAVINGS PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2001:	
Statements of Assets Available for Benefits	2
Statements of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4-9

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Employee Benefits Committee of
P. H. Glatfelter Company
York, Pennsylvania:

We have audited the accompanying statements of assets available for benefits of the P. H. Glatfelter Company 401(k) Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in assets available for benefits for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 21, 2002

Deloitte
Touche
Tohmatsu

P. H. GLATFELTER COMPANY 401(k) SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Contributions receivable - Participants	$ 202,254	$ 484,934
Contributions receivable - Employer	66,834	192,501
Plan interest in the investments of the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust - at fair value	53,165,256	71,180,021
ASSETS AVAILABLE FOR BENEFITS	$53,434,344	$71,857,455

See notes to financial statements.

P. H. GLATFELTER COMPANY 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
ADDITIONS:			
Contributions by participants	$ 2,857,691	$ 4,353,847	$ 3,530,417
Contributions by employer	808,006	1,128,674	1,045,025
Plan interest in P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust investment income and net (depreciation) appreciation	(5,403,740)	(2,569,830)	12,977,112
Interest on participant loans	65,641	71,076	61,398
Total additions, net	(1,672,402)	2,983,767	17,613,952
DEDUCTIONS:			
Distributions and withdrawals	16,747,696	10,292,126	12,752,035
Administrative fee	3,013	3,223	2,629
Total deductions	16,750,709	10,295,349	12,754,664
(DECREASE) INCREASE	(18,423,111)	(7,311,582)	4,859,288
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	71,857,455	79,169,037	74,309,749
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 53,434,344	$ 71,857,455	$ 79,169,037

See notes to financial statements.

1. THE PLAN

General - The following description of the P. H. Glatfelter Company 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution plan which was established on October 1, 1995, exclusively for the salaried employees of the P. H. Glatfelter Company (the "Company") and hourly employees of the Company's Conference Group. The Plan is intended to comply with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation - For Plan year ended December 31, 1999, employees of the Company were eligible to participate in the Plan after the completion of one year of service at the Company (1,000 hours minimum). Effective September 1, 2000, the eligibility service period was reduced to 60 days. Eligible employees may become participants of the Plan on the first day of the month following the completion of the service requirement. Employees who were eligible to participate in the profit sharing plans for salaried employees immediately prior to October 1, 1995 shall be considered eligible to participate in the Plan.

Funding - The Plan permits participants to contribute up to 15% of their compensation as defined by the Plan through payroll deductions, subject to the Internal Revenue Service ("IRS") mandated maximum contribution. The Company will provide a matching contribution in an amount equal to 50% of the participant's payroll deduction contributions up to a maximum of 6% of the participant's eligible compensation. Participants may allocate contributions among available investment options (see Note 3).

All Company matching contributions are initially invested in shares of P. H. Glatfelter Company common stock. After the Company contribution has been in the Plan at least 12 months, it may be redirected among the other investment options at the participant's discretion.

Vesting - The Plan provides that participating employees shall at all times be fully vested in their contributions. Vesting in the Company contributions shall be determined in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25
3 years	50
4 years	75
5 or more years	100

Participants earn one year of vesting service for each calendar year in which 1,000 hours of service are earned. Participants in the profit sharing plans for salaried employees prior to October 1, 1995 will be credited with their respective years of vesting service. Additionally, participants become 100% vested, regardless of their service, if they reach age 65 or die while working for the Company.

Benefits - Upon termination from service, benefits will be distributed to the participant through either a lump sum payment or installment payments.

Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but in no case can a loan exceed 50% of the borrowing participant's vested account balance. Loans are secured by the balance in the participant's account and bear a reasonable rate of interest. Generally, the Plan Administrator has applied interest at a rate of 1% above the prime rate at the time the loan is approved. The trustee of the Plan shall determine whether the loan application is to be approved after an evaluation of all necessary documentation regarding the creditworthiness of the applicant. Loan terms range from one to five years, or up to 15 years if the loan is extended for the purchase of a primary residence. At December 31, 2001 and 2000, loans outstanding amounted to $557,125 and $812,341, respectively.

Administration -

Plan Sponsor: P. H. Glatfelter Company

Plan Administrator: The Employee Benefits Committee of the P. H. Glatfelter Company

Plan Trustee: Fidelity Management Trust Company

Under the provisions of ERISA, all of the above are "parties-in-interest."

Fees for employee loans are paid by the respective employee. All other administrative expenses are paid by the Company, though it is permitted for those expenses to be paid by the Plan.

Distributions Payable - As of December 31, 2001 and 2000, assets available for benefits included benefits of $182,292 and $28,534, respectively, due to participants who have elected to receive cash distributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

Investments - Investments are stated at fair value, valued at the last reported sales price, or if no sales price, at the closing bid price on the last business day of the period.

Income - Dividends declared on stock investments are recorded as income on the ex-dividend date. Interest on debt securities is recorded as earned on the accrual method.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for Plan benefits.

3. SUMMARY OF INVESTMENT OPTIONS

Participant contributions are invested in money market, stock and mutual funds held by Fidelity Management Trust Company. Contributions can be allocated to the following investments in increments of 1% at the discretion of the participants:

P. H. Glatfelter Company Stock Fund - The fund invests almost entirely in P. H. Glatfelter company stock. A portion of the fund's assets may be invested in short-term investments to allow participants to trade in and out of the fund daily.

Baron Asset Fund - The fund has an investment objective of capital appreciation, investing in companies with market capitalizations between $100 million and $2 billion that the advisor believes have undervalued assets or favorable growth prospects.

Deutsche Internationale Equity Inst - The fund seeks long-term capital growth, investing at least 65% of assets in equity securities issued by companies domiciled outside of the United States.

MAS Mid-Cap Growth - The fund seeks long-term capital growth, investing primarily in common stocks issued by companies with market capitalizations between $300 million and $3 billion.

Sequoia Fund - The fund's investment objective is long-term capital growth investing primarily in common stocks that the advisor believes are undervalued and have potential for good growth.

Fidelity Fund - The fund seeks long-term capital growth, investing primarily in common stocks and potentially investing a portion of assets in bonds, including lower-quality debt securities.

Fidelity Puritan Fund - The fund invests in stocks and bonds, with growth and income as its objective.

Fidelity Magellan Fund - The fund invests primarily in common stocks of small, medium and large foreign and U.S. companies, with capital appreciation as its objective.

Fidelity Contrafund - The fund has an investment objective of high capital appreciation, investing in the common stocks of foreign and domestic companies.

Fidelity Intermediate Bond Fund - High and medium-grade fixed income obligations with an investment objective of a high level of current income.

Fidelity Disciplined Equity Fund - The fund invests primarily in common stocks of domestic companies, with capital appreciation as its objective.

Fidelity Freedom Income Fund - The fund seeks high current income investing in a combination of Fidelity equity, fixed-income, and money market funds.

Fidelity Freedom 2000 Fund - The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2010 Fund - The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2020 Fund - The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2030 Fund - The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2040 Fund - The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Retirement Money Market - Money market instruments with an investment objective of high current income, preservation of capital and liquidity.

Spartan U.S. Equity Index Fund - The fund seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stocks of companies publicly traded in the United States.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	2001	2000
Fidelity Magellan Fund	$ 7,859,042	$ 10,532,613
Fidelity Contrafund	7,796,989	11,159,717
Fidelity Intermediate Bond Fund	4,167,857	4,377,524
Fidelity Disciplined Equity Fund	15,479,474	23,376,780
Fidelity Retirement Money Market	5,347,128	6,853,259
MAS Mid-Cap Growth Fund		3,966,650
P. H. Glatfelter Company Stock Fund	5,466,326	5,152,195

Nonparticipant-directed investments as of December 31, 2001 and 2000 consisted entirely of P. H. Glatfelter Company common stock contributed by the employer during the years ended December 31, 2001 and 2000, respectively, as discussed in Note 1. The fair value of such nonparticipant-directed investments as of December 31, 2001 and 2000, was $933,673 and $1,005,244, respectively.

4. MASTER TRUST INFORMATION (UNAUDITED)

Investments of the Plan are maintained along with the investments of the following other plans, in the P. H. Glatfelter 401(k) Savings and Profit-Sharing Master Trust (the "Master Trust") managed by Fidelity Management Trust Company:

- P. H. Glatfelter Company 401(k) Savings and Profit Sharing Plan for Neenah Employees (effective January 1, 1999)
- P. H. Glatfelter Company 401(k) Savings Plan for Ecusta Hourly Employees (effective January 1, 1998)
- P. H. Glatfelter Company 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees

At December 31, 2001, 2000 and 1999, the Plan's aggregate interest in the net assets of the Master Trust was approximately 69%, 71% and 73%, respectively. The Plan's interest in individual Master Trust investment options varies based upon investment selections of Plan participants.

The following is a summary of information regarding the Master Trust, a portion of which is included in the Plan's financial statements prepared by Fidelity Management Trust Company, the trustee of the Plan, and furnished to the Plan Administrator.

Investment Assets Held as of:

	Year Ended December 31, 2001	Year Ended December 31, 2000
P. H. Glatfelter Company Stock Fund	$ 7,385,165	$ 7,786,720
Mutual funds	68,977,221	91,077,208
Participants loans	772,757	1,056,904
	$ 77,135,143	$ 99,920,832

Changes in Net Assets Available for Benefits:

	Year Ended December 31, 2001	2000	1999
ADDITIONS:			
Employer & participant contributions:			
P. H. Glatfelter Company Stock Fund	$ 1,562,735	$ 1,793,932	$ 1,803,174
Mutual funds	6,172,193	7,491,267	6,357,067
Interest and Dividends:			
P. H. Glatfelter Company Stock			84,756
P. H. Glatfelter Company Stock Fund		8	212
Mutual Funds	1,313,166	9,163,476	11,457,093
Net appreciation/(depreciation) in fair value of investments:			
P. H. Glatfelter Company Stock			258,222
P. H. Glatfelter Company Stock Fund	2,039,413	(172,541)	1,178,313
Mutual funds	(10,824,501)	(12,330,877)	4,538,970
Participants loan interest payment:			
Mutual funds	86,795	85,060	65,861
Other			2,202
Total	349,801	6,030,325	25,745,870
DEDUCTIONS:			
Benefit payments:			
P. H. Glatfelter Company Stock		(1,505,465)	(535,009)
P. H. Glatfelter Company Stock Fund	(2,509,308)	(543,986)	(408,226)
Mutual funds	(20,626,182)	(11,993,154)	(13,064,755)
Other			(5,034)
Total	(23,135,490)	(14,042,605)	(14,013,024)
(Decrease) increase in net assets	(22,785,689)	(8,012,280)	11,732,846
Net assets available for benefits, beginning of year	99,920,832	107,933,112	96,200,266
Net assets available for benefits, end of year	$ 77,135,143	$ 99,920,832	$ 107,933,112

The fair value of individual investments that represent 5% or more of the Master Trust's net assets are as follows:

	2001	2000
Fidelity Disciplined Equity Fund	$25,104,541	$36,371,420
Fidelity Contrafund	9,882,429	14,085,111
Fidelity Magellan Fund	10,565,690	14,200,770
Fidelity Retirement Money Market	8,146,353	8,362,810
Fidelity Intermediate Bond Fund	6,274,822	6,572,780
P. H. Glatfelter Company Stock Fund	7,385,165	7,786,720

5. PLAN TERMINATION

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.

Upon the complete or partial termination of the Plan, the accounts of all affected participants become fully vested and nonforfeitable. The Committee shall direct the Trustee to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.

6. TAX STATUS

The Plan obtained a determination letter dated February 5, 1997, in which the Internal Revenue Service stated that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

P. H. GLATFELTER COMPANY
401(K) SAVINGS PLAN

June 27, 2002

By: John R. Anke

John R. Anke
Plan Administrator

PHL_A #1638426 v1

EXHIBIT INDEX

Consent of Independent Certified Public Accountants

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' CONSENT

P. H. Glatfelter Company:

We consent to the incorporation by reference in the Registration Statement Nos. 33-62331 and 333-26581 of P. H. Glatfelter Company on Form S-8 of our report dated June 21, 2002 on the financial statements of the P. H. Glatfelter Company 401(k) Savings Plan (the "Plan"), appearing in the Annual Report of the Plan on Form 11-K for the year ended December 31, 2001.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 24, 2002